UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42154

ESHALLGO INC

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

+86 400 100 7299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On October 10, 2026, at 10:00 a.m., Shanghai Time (October 9, 2026, at 10:00 p.m. Eastern Time), Eshallgo Inc. held an extraordinary general meeting of the shareholders of (the “Extraordinary General Meeting”), at the principal office of the Company located at No. 37, Haiyi Villa, Lane 97, Songlin Road, Pudong New District, Shanghai, China 200120.

As of the record date of September 18, 2026 (the “Record Date”), there were 5,536,577 Class A Ordinary Shares and 366,000 Class B Ordinary Shares outstanding. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals and holders of Class B Ordinary Shares as of the Record Date are entitled to four hundred (400) votes for each Class B Ordinary Share held for each of the proposals.

Extraordinary General Meeting

Holders of at least 1,168,400 Class A Ordinary Shares and holders of 366,000 Class B Ordinary Shares of the Company were present in person or by proxy at the Extraordinary General Meeting, representing approximately 97.12% of the total voting power as of the Record Date, and therefore constituting a quorum of at least one-third of all votes attaching to the Class A Ordinary Shares and Class B Ordinary Shares outstanding and entitled to vote at the Extraordinary General Meeting as of the Record Date. All matters voted on at the Extraordinary General Meeting were approved. The final voting results for the matters submitted to a vote of shareholders at the Extraordinary General Meeting are as follows:

	For	Against	Abstain
Proposal 1: By an ordinary resolution to approve a share consolidation of the Company’s issued and unissued Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares” and collectively with the Class A Ordinary Shares, the “Ordinary Shares”), par value US$0.0016 each, at a ratio of five (5)-for-one (1), such that every five (5) Class A Ordinary Shares of a par value of US$0.0016 each be consolidated into one Class A Ordinary Share of a par value of US$0.008 each, and every five (5) Class B Ordinary Shares of a par value of US$0.0016 each be consolidated into one Class B Ordinary Share of a par value of US$0.008 each(the “Share Consolidation”), and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, with effect from the date of passing this resolution, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$200,000,000 divided into 125,000,000,000 ordinary shares of a par value of US$0.0016 each comprising (a) 112,500,000,000 class A ordinary shares of a par value of US$0.0016 each and (b) 12,500,000,000 class B ordinary shares of a par value of US$0.0016 each.

TO: US$200,000,000 divided into 22,500,000,000 class A ordinary shares of a par value of US$0.008 each and 2,500,000,000 class B ordinary shares of a par value of US$0.008 each.	147,577,304	8,496	2,601

Proposal 2: By a special resolution, subject to the approval by the shareholders of Proposal Two, and entirely conditional upon the effectiveness of the Share Consolidation, the third amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place with the fourth amended and restated memorandum and articles of association of the Company, in the form annexed hereto as Annex A, to reflect updated authorized share capital as a result of the Share Consolidation, with immediate effect (the “Adoption of the Fourth Amended and Restated M&A”).	147,577,320	8,588	2,492

Proposal 3: By a special resolution, to approve the transfer by way of continuation of the Company from the Cayman Islands to the British Virgin Islands, including the de-registration of the Company in the Cayman Islands pursuant to Article 162 of the third amended and restated memorandum and articles of association of the Company currently in effect and the continuation and registration of the Company as a BVI business company limited by shares under the laws of the British Virgin Islands (the “Migration”); the change of the registered office of the Company to such address in the British Virgin Islands as may be determined by the Board, conditional upon and with effect from the Migration; the adoption, conditional upon and with effect from the Migration, of a memorandum and articles of association compliant with the laws of the British Virgin Islands in substitution and replacement in their entirety of the Company’s existing memorandum and articles of association, substantially in the form annexed hereto as Annex B; and the authorization of the Board and any director or officer of the Company to take all actions, execute all documents and make all filings as they may deem necessary or desirable to effect the Migration.	147,577,174	8,324	2,902

Proposal 4: By an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Two and Three (the “Adjournment”).	147,577,538	7,917	2,946

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eshallgo Inc.

Date: October 13, 2026	By:	/s/ Qiwei Miao
	Name:	Qiwei Miao
	Title:	Chief Executive Officer

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